Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Silver Bull Resources, Inc.

	Three Months Ended January 31,	Fiscal Year Ended October 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Net loss	$(723,641)	$(4,914,251)	$(7,466,580)	$(13,360,411)	$(12,237,360)	$(9,405,490)
Add: Fixed charges	–	–	–	–	–	–
Earnings as defined	$(723,641)	$(4,914,251)	$(7,466,580)	$(13,360,411)	$(12,237,360)	$(9,405,490)
Fixed charges – Interest expense	–	–	–	–	–	–
Ratio of earnings to fixed charges (1)	–	–	–	–	–	–

(1)	We had neither earnings nor fixed charges for the five fiscal years ended October 31, 2014 or for the three months ended January 31, 2015. Accordingly, we have no ratio of earnings to fixed charges to illustrate for such periods.